Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
September 14, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:
We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Morningstar ESG Moat ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We hereby acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

DECLARATION OF TRUST
Comment 3.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 3.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 4.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 4.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 5.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 5.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PROSPECTUS
Comment 6.	Under the “Summary Information—Fund Fees and Expenses” section, please bold the second sentence of the disclosure as per Form N-1A.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please provide the fee table and expense example information as a separate correspondence filing prior to the effectiveness of the Fund’s registration statement.

Response 7.	The Trust previously filed a correspondence filing dated September 10, 2021 containing the “Fund Fees and Expenses” table and expense example information for the Fund.

Comment 8.
Please file the Fund’s fee waiver and/or expense limitation agreement as exhibits to the Registration Statement. The Staff notes that a fee waiver and/or expense limitation agreement is a material contract pursuant to Item 28(h) of Form N-1A.

Response 8.
We respectfully acknowledge your comment; however, the Trust does not execute a separate fee waiver or expense limitation agreement for its funds. Any fee waiver or expense limitation arrangements applicable to a fund are memorialized in such fund’s prospectus.

Comment 9.
Please confirm that the Fund’s fee waiver and/or expense limitation arrangement will be in place for at least one year from the effective date of the Registration Statement and whether Van Eck Associates Corporation (the “Adviser”) can recoup fees or expenses waived or reimbursed. If so, please revise the disclosure accordingly.

Response 9.
We hereby confirm that the fee waiver and expense limitation arrangement will continue for a period of at least one year from the effective date of the Fund’s Registration Statement and the disclosure has been revised accordingly. We further confirm that the Adviser cannot recoup fees or expenses waived or reimbursed.

Comment 10.
With respect to the first sentence under “Summary Information—Principal Investment Strategies” section, please revise the disclosure to replace “benchmark index” with “US Sustainability Moat Focus Index” (the “Index”).

Response 10.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 11.
With respect to the “Summary Information—Principal Investment Strategies” section, please succinctly state what the Index is and what it does in general terms and consider using language Morningstar uses in its methodology.

Response 11.	The disclosure has been revised accordingly.

Comment 12.
With respect to the second sentence under “Summary Information—Principal Investment Strategies” section, please clarify what “sustainable” means in the context of this Fund as it is not clear whether sustainable refers to sustainable as in ESG or enduring competitive advantages.

Response 12.	The disclosure has been revised to replace “sustainable” with “long-term.”

Comment 13.
With respect to the third sentence under “Summary Information—Principal Investment Strategies” section, please explain how wide moat determinations are made briefly and please include that it is reviewed by the Morningstar Inc.’s (the “Index Provider”) selection committee for inclusion.

Response 13.	The disclosure has been revised accordingly, except with respect to including a statement that determinations are reviewed by the Index Provider’s selection committee for inclusion.

Comment 14.
With respect to the last sentence of the first paragraph under “Summary Information—Principal Investment Strategies” section, please reconcile the disclosure as the methodology states that companies with greater than 50% of revenues with tobacco are excluded whereas this disclosure states companies involved in the production or distribution of tobacco are excluded.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	With respect to the last sentence of the first paragraph under “Summary Information—Principal Investment Strategies” section, please briefly elaborate in plain English regarding controversial weapons.

Response 15.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 16.
With respect to the last sentence of the first paragraph under “Summary Information—Principal Investment Strategies” section, please briefly explain what a “Sustainalytics controversy score” is in plain English; in particular, clarify whether a high level or low level is better in terms of ESG and briefly clarify how the score translates to a rating such as a severe or high rating.

Response 16.	The disclosure has been revised accordingly.

Comment 17.
With respect to the last sentence of the first paragraph under “Summary Information—Principal Investment Strategies” section, please enhance the disclosure with a brief plain English parenthetical explaining what a “Carbon Risk Rating” is.

Response 17.	The disclosure has been revised accordingly.

Comment 18.
With respect to the second paragraph under “Summary Information—Principal Investment Strategies” section, it is not disclosed here that there is a second ESG screen that is applied after the first cap exclusionary screens are used. Accordingly, please briefly disclose in general terms the second ESG filter employed by the Index Provider i.e., the Target Four Globe Sustainability Rating that removes the worst ESG risk rating performers from the Index.

Response 18.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 19.
With respect to the second sentence of the second paragraph under “Summary Information—Principal Investment Strategies” section, in addition to the current disclosure regarding quantitative factors that the Index Provider uses in the evaluation model please briefly clarify any qualitative used in the evaluation model.

Response 19.	The disclosure has been revised to include additional information about the proprietary valuation model.

Comment 20.
Under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to include when the Index will be rebalanced or reconstituted and the weighting methodology to be used by the Index Provider.

Response 20.
The disclosure referenced above has been revised to include when the Index will be rebalanced and reconstituted. We respectfully acknowledge your comment regarding the weighting methodology; however, we believe this level of specificity is more appropriate in the “Morningstar US Sustainability Moat Focus Index” section of the Prospectus.

Comment 21.
Under the “Summary Information—Principal Investment Strategies” section, please disclose whether the Fund follows a replication or sampling strategy. If the Fund follows a sampling strategy, please provide corresponding risk disclosure.

Response 21.	We hereby confirm that the Fund will invest in a portfolio of securities that generally replicates the Index. Accordingly, we believe the current disclosure is appropriate.

Comment 22.	With respect to the second sentence of the fifth paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may” to “will.”

Response 22.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 23.
Please revise the last paragraph under the “Summary Information—Principal Investment Strategies” section to include disclosure distinguishing between when a sector represents “a significant portion” of the Index and when the Index is concentrated in a sector. Please clarify how “significant portion” differs from “concentration.” If greater than 25% of the Index is concentrated in any of these sectors, please clarify disclosure accordingly.

Response 23.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 24.
For the Fund’s “High Portfolio Turnover Risk” disclosure, please confirm whether active and frequent trading is a principal investment strategy of the Fund and is therefore a principal risk of this passively managed Fund. If it is a principal investment strategy, please include corresponding active and frequent trading risk disclosure responsive to Items 4(a) and 9(b) of Form N-1A. Supplementally explain why this passive Fund engaged in active and frequent trading. Alternatively, if it is not principal investment strategy, please revise the disclosure accordingly.

Response 24.
The Index Provider reviews the Index eligibility criteria each quarter (on a staggered basis) based on its proprietary methodology to determine whether companies are wide moat companies, its valuation of potential Index constituents, its application of ESG Risk Ratings, controversy scores and Carbon Risk Ratings, and its use of a momentum screen and therefore expects that the Index – and consequently, the Fund will have higher portfolio turnover than other market capitalization-weighted indexes.

Comment 25.	For the Fund’s “Concentration Risk” disclosure, please revise the first sentence to state that “[t]he Fund’s assets will be concentrated...”

Response 25.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 26.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 26.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 27.
The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). However, the Item 9 disclosure here is very brief, it does not include the sectors in which the Fund focuses, its non-diversification status, its concentration policy, the sectors the Fund plans to invest in, etc. Please revise the disclosure as appropriate to follow the disclosure regime contemplated by Form N-1A. Please revise the disclosure responsive to Item 4(a) as appropriate to follow the disclosure regime contemplated by Form N-1A.

Response 27.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 28.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Risks of Investing in the Fund” section, the Staff notes that several of the principal risks listed in the disclosure responsive to Item 4(b) of Form N-1A are listed after “Shareholder Risk.” If “Shareholder Risk” is a principal risk of investing in the Fund, please add it to the disclosures responsive to Item 4(b). If it is not a principal risk, please relocate it to the “Additional Information About the Fund’s Investment Strategies and Risks— Additional Non-Principal Risks” section or to the Statement of Additional Information (“SAI”). See ADI 2019-08 – Improving Principal Risk Disclosure.

Response 28.
The “Shareholder Risk” disclosure referenced above has been relocated to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section accordingly.

Comment 29.
The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated underlying funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 29.
We hereby confirm that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table.

Comment 30.
Under the “Morningstar US Sustainability Moat Focus Index” section, the Staff notes that the Index is a rules-based index. To ensure that the Index Provider’s discretion is limited and clearly disclosed, please discuss here the following: the quantitative security eligibility screens discussed in the methodology including, for example, 12-month price history of the company, share class liquidity screen of the company, the momentum screen, the liquidity filter, the buffering process and the 40% sector weighting cap. Please also summarize for the Item 4 disclosure in general terms the Index’s quantitative eligibility criteria and its weighting procedures.

Response 30.	The disclosure has been revised accordingly.

Comment 31.
Under the “Morningstar US Sustainability Moat Focus Index” section, please add in general terms that after the companies are selected, a second ESG filter is applied to the portfolio of Index constituents as a whole to achieve a minimum ESG rating as determined by third party rating methodology.

Response 31.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 32.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the disclosure “…business activities in the same industry…” to “…business activities in the same industry or group of industries…”

Response 32.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 33.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “may invest” to “will invest.”

Response 33.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 34.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments.”

Response 34.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 35.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please consider disclosing what “illiquid” means.

Response 35.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 36.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 36.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 37.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section or please supplementally explain why the disclosure is not appropriate.

Response 37.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the charter of the Trust’s Nominating and Corporate Governance Committee.

Comment 38.
In the “Proxy Voting Policies and Procedures” section, please disclose, where appropriate, how the Fund will approach environmental, social and governance (“ESG”) proxy issues relevant to the ESG strategy focus of the Fund’s portfolio companies. Alternatively, please explain in correspondence why such disclosure is not required.

Response 38.
We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A and the proxy voting policies and procedures adopted by the Adviser, which are reasonably designed to ensure that proxies are voted in a manner that is consistent with the best interests of the Fund and its shareholders.

PART C
Comment 39.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 39.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and MV Index Solutions GmbH, the Fund’s index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai